UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated October 24, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, October 24, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Call for a General Ordinary Shareholders’ Meeting for November 25, 2019

Dear Sirs,

I am writing to you as Chairman of Telecom Argentina S.A.  in order to inform you that the Board of Directors of Telecom Argentina resolved on a meeting held today to summon Telecom Argentina’s shareholders to a General Ordinary Shareholders’ Meeting (the “Shareholders’ Meeting”) to be held on November 25, 2019 at 10.00 a.m., on first call, and at 11.00 a.m. on second call, in order to consider the appointment of a Director and an Alternate Director to serve from January 1, 2020 and until the end of the fiscal year 2020 and consider the performance of the resigning Director and Alternate Director up to the date of this Shareholders´ Meeting.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 24, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations